

-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ---------------------- --|
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[ ] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               --------------------------
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
| Fleck, Sheldon T.                      |  Lightning Rod Software, Inc. (LROD)           |                                        |
|                                        |                                                |   Director              10% Owner      |
|----------------------------------------|------------------------------------------------|--                    ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer            ---  Other        |
|                                        |  of Reporting Person  |  Year                  |--(give title below)  ---(Specify below)|
|5720 Smetana Drive                      |  (Voluntary)          |                        |                                        |
|                                        |                       |  4/00                  |--------------------------------------|
|----------------------------------------|    ###-##-####        |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        |-X- Form filed by One Reporting Person  |
|                                        |                       |                        |                                        |
|                                        |                       |                        |    Form filed by More than One         |
| Minnegtonka, MN  55343                 |                       |                        |--- Reporting Person                    |
|---------------------------------------------------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)                                                                                                |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|-------------------|
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|-------------------|
|Common Stock (2)               | 4/28/00    | P  |    |  62,500        | A  | $8.00(3)|                 | D  |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|-------------------|
|Common Stock (1)               | 4/12/00    | X  |    |  24,000        | A  | $5.00   |                 | D  |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|-------------------|
|Common Stock (4)               | 4/12/00    |J(4)|    |  28,984        | A  |   (4)   |    195,211      | D  |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|-------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-98)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  2





FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date      |7.Title and Amount  |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable | of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and         | Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration  | (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date        |                    |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/ |                    |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)    |                    |          |Owned at  |Dir.|          |
|          |         |     |         |                     |----------- |--------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |      |         |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp.  |  Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date  |         |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|----- |---------|----------|----------|----------|----|----------|
|----------|---------|-----|----|----|----------|----------|-----|----- |---------|----------|----------|---------|----|----------|
| call     | $5.00   |4/12/| X  |    |          | 24,000   |7/1/ |12/31/|common   | 24,000   | 0.125    |         | D  |          |
|options(1)|         |00   |    |    |          |          |99   |00    |         |          |          |         |    |          |
---------------------------------------------------------------------------------------------------------------------------------|-
| Employee | $4.375  |4/20/| M  |    |          |   500    |2/28/| 2/28/|Common   | 500      |          |         | D  |          |
| Stock    |         |00   |    |    |          |          | 98  | 07   | stock   |          |          |         |    |          |
| Option   |         |     |    |    |          |          |     |      |         |          |          |         |    |          |
|          |         |     |    |    |          |          |     |      |         |          |          |         |    |          |
-----------------------------------------------------------------------------------------------------------------------------------
| Employee | $2.375  |4/20/| M  |    |          |   347    |2/27/| 2/27/|Common   | 347      |          |         | D  |          |
| Stock    |         |00   |    |    |          |          | 99  | 08   | stock   |          |          |         |    |          |
| Option   |         |     |    |    |          |          |     |      |         |          |          |         |    |          |
-----------------------------------------------------------------------------------------------------------------------------------
|          |         |     |    |    |          |   180    |     |      |         |          |          |         | D  |          |
| Employee | $4.50   |4/20/| M  |    |          |          |2/25/| 2/25/|Common   | 180      |          |         |    |          |
| Stock    |         |00   |    |    |          |          | 00  | 09   | stock   |          |          |         |    |          |
| Option   |         |     |    |    |          |          |     |      |         |          |          |         |    |          |
|----------|---------|-----|----|----|----------|----------|-----|----- |---------|----------|----------|---------|----|----------|
| Warrants | $10.00  |4/28/| P  |    | 62,500   |          |4/28/|4/28/ |common   | 62,500   | (3)      |         | D  |          |
|    (2)   |         |00   |    |    |          |          |00   |03    |         |          |          |         |    |          |
-----------------------------------------------------------------------------------------------------------------------------------
|Convertible| $8.00  |4/28/|J(5)|    | 1        |          |4/28/|6/30/ |common   | 46,875   | (5)      | 114,748 | I  | (5)      |
|note (5)   |        |00   |    |    |          |          |00   |01    |         |          |          |         |    |          |
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Explanation of Responses:
(1) See Form 4 filed July 1999 recording the call option transaction.
(2) This transaction represents the private placement offering in concurrence with the merger transaction between Lightning
    Rod Software, Inc. and CE Software Holdings, Inc.
(3) Unit price includes one share of common stock and one warrant to purchase one share of common stock.
(4) Shares received in the merger in exchange for securities held in target company, excluding 36,048 shares held in trusts for his children for which Mr. Fleck disclaims beneficial ownership.
(5) Participation in CC Management, LLC holder of the convertible note, excluding participation of 16,406 shares held in trusts for his children for which Mr. Fleck disclaims beneficial ownership.

**Intentional misstatements or omissions of facts constitute Federal           /s/ Sheldon T. Fleck                       05/10/2000
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                               **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-98)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number
